UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On February 6, 2026, IFSC Pte Ltd (the “Vendor”), a subsidiary of SIMPPLE Ltd. (the “Company”) entered into a Share Sale Deed (the “Deed”) with two employees (together, the “Purchasers”) of its operating subsidiary, SIMPPLE Australia Pty Ltd (“SIMPPLE Australia”), pursuant to which the Vendor agreed to sell and the Purchasers agreed to purchase, in aggregate, 100% of the issued share capital of SIMPPLE Australia (the “Transaction”). Pursuant to the Deed, the Parent Company Guarantee provided by the Company in favor of SIMPPLE Australia would terminate upon completion of the Transaction. The completion date of the Transaction was February 6, 2026.

Subsequent to the Transaction, SIMPPLE Australia is no longer part of the Group.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Director and Officer

Effective on January 31, 2026, Mr. Norman Schroeder has resigned from his roles as Chief Executive Officer and Director  of the Company, in connection with his acceptance of a leadership role in SIMPPLE Australia.

Appointment of Officer

Effective on March 25, 2026, Mr.  Daryl Pat has been appointed as Acting Chief Executive Officer.

Mr. PAT Kah Kit Daryl is our co-founder. Prior to his appointment as Acting Chief Executive Officer, Mr. Pat was our Chief Operating Officer  of Simpple Ltd.  He was primarily responsible for charting the product roadmap, designing the stages for each modular capability and broadening the breadth of our services. Mr. Pat will continue to oversee the Company’s operations while assuming executive leadership responsibilities during this transition period.

Mr. Pat worked as a manager of strategic communications and digital engagement of the Singapore Prime Minister Office’s Overseas Singaporean Unit from 2014 to 2017. Mr. Pat received a Bachelor of Business Management from the University of Birmingham in 2011. Mr. Pat is a shareholder of Mains d’Or, a major shareholder in SIMPPLE Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: March 26, 2026	By:	/s/ Kelvin Lee
	Name:	Kelvin Lee
	Title:	Executive Chairman and Director

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